FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 19 February 2021

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

19 February 2021

NatWest Group plc

NatWest Group plc announces outcome of strategic review into Ulster Bank in the Republic of Ireland

NatWest Group plc (“NWG”) today announces that it has completed its strategic review of Ulster Bank. Following careful and comprehensive deliberation by the NWG Board, NWG has concluded that, despite the significant progress that has been made in recent years, Ulster Bank in the Republic of Ireland will not be in a position to achieve an acceptable level of sustainable returns over its planning horizon.

As a result, NWG intends to begin a phased withdrawal from the Republic of Ireland over the coming years that will be managed in an orderly and considered manner. Ulster Bank Limited’s banking business in Northern Ireland is unaffected.

The NWG Board has given careful consideration to the impact of this decision on all stakeholders, in line with our purpose. In the near-term, it is expected that there will be minimal change for Ulster Bank customers and colleagues. NWG will seek to implement a solution, or set of solutions, to ensure that:

•	our customers and colleagues are well supported;

•	there is continued servicing of retail and SME clients;

•	job losses are minimised;

•	stability is maintained in the sector; and

•	NWG’s withdrawal from the Irish banking sector is achieved in an orderly manner.

As part of this phased withdrawal, a non-binding Memorandum of Understanding (“MoU”) with Allied Irish Banks, p.l.c. has been agreed for the sale of a c.€4bn portfolio of performing commercial loans, and the transfer of the colleagues wholly or mainly assigned to this loan book.

The potential sale contemplated by the MoU remains subject to due diligence, further negotiation and agreement of final terms and definitive documentation, as well as obtaining regulatory and other approvals and satisfying other conditions. The proposed sale may not be concluded on the terms contemplated in the MoU, or at all.

NWG is also in early discussions with Permanent TSB Group Holdings p.l.c. among other strategic banking counterparties about their potential interest in buying certain retail and SME assets, liabilities and operations. These discussions may or may not result in agreement. Our preference is to continue to focus our discussions with counterparties who can provide customers with full banking services in the Irish market.

We expect NWG’s withdrawal from the Republic of Ireland to be capital accretive over the multi-year process.

NatWest Group CEO Alison Rose said:

“In recent years, our strategy for Ulster Bank in the Republic of Ireland has been to improve returns by growing the business, reducing costs and resolving legacy issues. I want to pay tribute to our colleagues who through their commitment and dedication have helped to transform this business. Our priority over the coming months will remain on supporting our customers, communities and colleagues through these difficult times.

“Following an extensive review and despite the progress that has been made, it has become clear Ulster Bank will not be able to generate sustainable long terms returns for our shareholders. As a result, we are to begin a phased withdrawal from the Republic of

Ireland over the coming years which will be undertaken with careful consideration of the impact on customers and our colleagues.”

NWG will provide further information at the appropriate time.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

NWG Media Relations

+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’ ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWG or UBIDAC's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NWG and/or UBIDAC in respect of, but not limited to: NWG’s expectation that NWG’s withdrawal from the Republic of Ireland will be capital accretive over the multi-year process and NWG and/or UBIDAC's future economic results, business plans and strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions or divestments, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact the above, and any forward-looking statement or actual results are discussed in NWG's UK 2020 Annual Report and Accounts (ARA) (see Risk Factors in the ARA, including the risk factor entitled ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’), UBIDAC’s 2020 Annual Report and Accounts (including its Principal Risks and Uncertainties) and NWG’s filings with the US Securities and Exchange Commission, including, but not limited to, NWG’s most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NWG and UBIDAC do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	February 19, 2021	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary